SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

GLOBAL SHIP LEASE, INC. (Formerly known as GSL Holdings, Inc.)

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

CMA CGM S.A.
4, Quai d’Arenc
Marseille Cedex 02 13235
+33 (0) 4 88 91 90 00
Attn: Serge Corbel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2014

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes ).

1	NAME OF REPORTING PERSON CMA CGM S.A. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,478,650 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,478,650 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,478,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 20,478,650 Class A common shares, par value $0.01 per share, of the Issuer held by CMA CGM S.A.

(2)	See Item 5(a).

1	NAME OF REPORTING PERSON Jacques R. Saadé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,478,650 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,478,650 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,478,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Class A common shares of the Issuer held by CMA CGM S.A., a French company controlled by Mr. Saadé.

(2)	See Item 5(a).

Introductory Statement

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Class A common shares, $0.01 par value per share (the “Class A Common Shares”), of Global Ship Lease, Inc., a Marshall Islands corporation (the “Issuer”), and is being filed jointly by CMA CGM S.A. (“CMA CGM”) and Mr. Jacques R. Saadé (hereinafter referred to as the “Reporting Persons”). This Amendment No. 3 amends and supplements the Schedule 13D as previously jointly filed by the Reporting Persons on August 14, 2008, with the Securities and Exchange Commission (the “Commission”), as amended and supplemented by Amendment No. 1 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on February 28, 2013 and September 13, 2013, respectively, with the Commission (as amended and supplemented, the “Existing Schedule 13D”) with respect to the items set forth below.

Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D.

Item 4.                 Purpose of Transaction.

Item 4 is amended and supplemented by adding thereto the following:

As the standstill period contained in the Stockholders Agreement lapsed in August 2013, and as envisioned in Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 13, 2013, the Reporting Persons have been assessing whether certain changes in the composition of the Issuer’s Board would be appropriate in view of the development of the Issuer’s business prospects. The Reporting Persons now believe the Issuer would be benefitted by expanding the size of the Board and appointing two additional  Board members acceptable to the Reporting Persons. On February 27, 2014, CMA CGM made a request to the Issuer to add to its Board two directors to be nominated by CMA CGM.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors (including, without limitation, the Issuer’s response to CMA CGM’s request for Board representation, other actions taken by the Board, the financial position and strategic direction of the Issuer and the price levels of its securities, other investment opportunities available to the Reporting Persons, market conditions, financial position of CMA CGM and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, taking any action and/or otherwise changing their intention with respect to the composition of the Issuer’s Board and any and all other matters referred to in Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer.

(a) As of the date hereof, CMA CGM owns 20,478,650 Class A Common Shares, which represent approximately 43% of the issued and outstanding Class A Common Shares of the Issuer based on the Issuer’s most recent Form 6-K filed with the Commission on February 12, 2014. Mr. Jacques R Saadé may be deemed the beneficial owner of the Class A Common Shares owned by CMA CGM. Additionally, CMA CGM continues to hold (i) 3,934,050 Class B common shares, $0.01 par value per share, representing approximately 53% of the issued and outstanding Class B Common Shares of the Issuer based on the Issuer’s most recent Form 6-K filed with the Commission on February 12, 2014 and (ii) approximately $45 million of Series A preferred shares of the Issuer.

Item 7.                 Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Power of Attorney by Jacques R Saadé, dated as of March 4, 2014.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2014

/s/Serge Corbel, Attorney-in-Fact Jacques R Saadé
CMA CGM S.A.
By: /s/ Serge Corbel Name: Serge Corbel Title: Vice President Corporate Control